UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the plan year ended December 31, 2012

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 0-6645

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.  Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

The Manitowoc Company, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2013
Appleton, Wisconsin

The Manitowoc Company, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$433,446,256	$368,803,535

Receivables:
Employer contributions	63,982	290,024
Participant contributions	0	439,623
Interest	109,193	106,841
Notes receivable from participants	6,819,736	6,864,463

Total receivables	6,992,911	7,700,951

Total assets	440,439,167	376,504,486

Liabilities

Excess contributions payable	179,265	104,904
Pending distributions payable	0	107,998

Total liabilities	179,265	212,902

Net assets available for benefits, at fair value	440,259,902	376,291,584

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Capital Preservation Fund	(2,792,991)	(2,411,440)

Net assets available for benefits	$437,466,911	$373,880,144

See accompanying notes to financial statements.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011

Investment income (loss) - Interest in net appreciation (depreciation) in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$66,956,728	$(16,043,600)

Interest income on notes receivable from participants	304,828	332,193

Contributions:
Employer	5,364,462	4,913,444
Participant	16,077,608	15,197,080
Rollover	1,589,948	731,995

Total contributions	23,032,018	20,842,519

Transfers from other plan	42,240	1,469

Deductions:
Benefits paid to participants	26,124,732	42,078,024
Plan administrative expenses	624,315	654,601

Total deductions	26,749,047	42,732,625

Net increase (decrease) in net assets available for benefits	63,586,767	(37,600,044)
Net assets available for benefits at beginning	373,880,144	411,480,188

Net assets available for benefits at end	$437,466,911	$373,880,144

See accompanying notes to financial statements.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 4% of their compensation unless they affirmatively elect not to participate in the Plan.  Effective January 1, 2013, for those participants hired after that date, the deferral amount is increased to 5%.  Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code (IRC).  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.

The Company contributes matching contributions equal to 50% of the employee’s contribution (up to 4% of compensation) plus 25% of the employee’s contributions (on the next 4% of compensation).  This is a nonsafe harbor match and is therefore subject to a five-year graded vesting schedule.  Effective January 1, 2013, the match will be a safe harbor match and vested immediately.  The Company also provides a discretionary profit sharing contribution.  The Company did not make profit sharing contributions during 2012 or 2011.  Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employer matching contributions prior to August 22, 2009, all employee contributions, and related earnings are 100% vested immediately.  After August 22, 2009, participants vest in the Company’s profit sharing and nonsafe harbor matching contributions at the rate of 20% per year, with the participant becoming fully vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2012, range from 4.25% to 9.25%.  Notes are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                            Plan Description (Continued)

Forfeitures

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $6,824 and $1,824, respectively.  These accounts will be used to reduce future employer contributions.  During 2012 and 2011, employer contributions were reduced by $266,319 and $354,291, respectively, from forfeited nonvested accounts.  In addition, $38,083 in forfeitures from Enodis Corporation 401(k) Plan was used to pay administrative expenses in 2011, as per the Plan’s provisions.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

Note 2                                                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                            Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of The Manitowoc Company, Inc. in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determined the Plan’s valuation policies utilizing information provided by its investments advisors and trustee.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions.  The Plan distributed the excess contributions to the applicable participants prior to March 15, 2013 and 2012, for the amounts recorded at December 31, 2012 and 2011, respectively.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits include distributions requested prior to year-end, but completed subsequent to year-end.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                            Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Master Trust.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3                                                            Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 76% and 77%, respectively.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 is as follows:

	2012	2011
American Beacon International Equity Fund	81%	83%
American EuroPacific Fund	79%	80%
Blackrock Equity Dividend Fund	73%	73%
BMO Prime Money Market Fund	75%	56%
Buffalo Small-Cap Fund	80%	70%
Capital Preservation Fund**	70%	71%
Columbia Acorn Fund	80%	80%
Columbia Acorn International Fund	77%	78%
Columbia Mid-Cap Value Opt Fund	83%	83%
Davis NY Venture Fund	*	81%
Fidelity ContraFund	77%	77%
Harbor Mid-Cap Growth Fund	88%	87%
Manitowoc Company Aggressive Growth Fund**	79%	78%
Manitowoc Company Conservative Growth Fund**	76%	76%
Manitowoc Company Moderate Growth Fund**	83%	82%
PIMCO Funds Total Return Fund	89%	90%
Ridgeworth Classic Small Cap Value Equity Fund	74%	74%
Manitowoc Company, Inc. Common Stock Fund	68%	67%
Vanguard Balanced Index Fund	81%	81%
Vanguard Institutional Index Fund	84%	84%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2012 and 2011, are as follows:

	2012	2011

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$307,604,718	$262,766,194
Mutual funds	255,547,173	215,954,137
Money market fund	32,587	3,657

Net assets of the Master Trust	563,184,478	478,723,988

Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	132,531,213	112,331,893

Net assets allocated to the Plan at contract value	$430,653,265	$366,392,095

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income (loss) in the fair value of investments recognized by the Master Trust for the years ended December 31, 2012 and 2011, was allocated as follows:

	2012	2011

Investment income (loss):
Interest and dividends	$5,567,257	$4,497,619
Net appreciation (depreciation) in fair value of investments	85,622,282	(29,223,602)

Total investment income (loss) of the Master Trust	91,189,539	(24,725,983)

Less - Investment income (loss) allocated to The Manitowoc Company, Inc. Retirement Savings Plan	24,232,811	(8,682,383)

Net investment income (loss) allocated to the Plan	$66,956,728	$(16,043,600)

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                            Investments in the Master Trust (Continued)

During 2012 and 2011, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Common/collective trust funds	$56,727,624	$(21,115,393)
Mutual funds	28,894,658	(8,108,209)

Net appreciation (depreciation)	$85,622,282	$(29,223,602)

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, 2012 and 2011, are as follows:

	2012	2011

Capital Preservation Fund*	$130,119,050	$123,701,431
Fidelity Contrafund	38,993,213	34,652,659
Manitowoc Company Moderate Growth Fund*	54,096,953	46,692,750
PIMCO Funds Total Return Fund	57,909,042	43,839,392
Manitowoc Company, Inc. Common Stock Fund	99,188,460	70,592,737
Vanguard Institutional Index Fund	45,143,146	39,222,899

*Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2012 and 2011.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Capital Preservation Fund is a common/collective trust that holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.  The Manitowoc Company Aggressive Growth Fund, Manitowoc Company Conservative Growth Fund, and Manitowoc Company Moderate Growth Fund each hold units of the Capital Preservation Fund.

Mutual funds:  Valued at the quoted NAV of shares held by the plan at year-end.  The NAV is a quoted price in an active market.

Money market fund:  Valued using $1 for the NAV.  The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust funds:
Growth funds	$0	$78,727,715	$0	$78,727,715
Common Stock fund	0	99,188,460	0	99,188,460
Capital Preservation fund	0	133,636,716	0	133,636,716

Total common/collective trust funds	0	311,552,891	0	311,552,891

Mutual funds:
Allocation fund	8,433,716	0	0	8,433,716
Blended funds	83,378,823	0	0	83,378,823
Bond fund	57,909,042	0	0	57,909,042
Growth funds	79,708,339	0	0	79,708,339
Value funds	26,117,253	0	0	26,117,253

Total mutual funds	255,547,173	0	0	255,547,173

Money market fund	0	32,587	0	32,587

Total assets at fair value	$255,547,173	$311,585,478	$0	$567,132,651

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 4                                                            Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2011
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust funds:
Growth funds	$0	$68,781,869	$0	$68,781,869
Common Stock fund	0	70,592,737	0	70,592,737
Capital Preservation fund	0	126,757,810	0	126,757,810

Total common/collective trust funds	0	266,132,416	0	266,132,416

Mutual funds:
Allocation fund	7,054,110	0	0	7,054,110
Blended funds	73,899,132	0	0	73,899,132
Bond fund	43,839,392	0	0	43,839,392
Growth funds	70,198,882	0	0	70,198,882
Value funds	20,962,621	0	0	20,962,621

Total mutual funds	215,954,137	0	0	215,954,137

Money market fund	0	3,657	0	3,657

Total assets at fair value	$215,954,137	$266,136,073	$0	$482,090,210

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                            Net Asset Value Per Share

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2012 and 2011:

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2012
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Company Moderate Growth Fund** (a)	$54,096,953	$0	Daily	Written or telephone notice	1 day

Manitowoc Company, Inc. Common Stock Fund (b)	99,188,460	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	130,119,050	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated Using Net Asset Value
	per Share as of December 31, 2011
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Company Moderate Growth Fund** (a)	$46,692,750	$0	Daily	Written or telephone notice	1 day

Manitowoc Company, Inc. Common Stock Fund (b)	70,592,737	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	123,701,431	0	Daily	Written or telephone notice	1 day

*The fair value of the investment has been estimated using the net asset value of the investment.

**Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 5                                                            Net Asset Value Per Share (Continued)

(a)         The strategy of this investment is to diversify investments equally between fixed income and equity securities.  The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities.  The objective of this asset class is balanced between capital appreciation and preservation of principal.  Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

(b)         This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock.  The price of the stock can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(c)          The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital.  To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund.  MIP II will be supplemented with the BMO Prime Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

Note 6                                                            Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds, money market fund, and guaranteed investment contracts managed by BMO.  BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan pays certain administrative expenses to BMO, as described in Note 2.  Fees paid by the Plan to the trustee directly for administrative expenses amounted to $229,394 and $184,366 for 2012 and 2011, respectively, and fees paid to the trustee through revenue sharing amounted to $296,041 and $343,100 for 2012 and 2011, respectively.  The Plan also pays fees directly to Alpha Investment Consulting Group for investment advisory services in the amount of $26,838 and $35,000 for 2012 and 2011, respectively.

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 7                                                            Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8                                                            Tax-Exempt Status of the Plan

On June 2, 2004, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 9                                                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$437,466,911	$373,880,144
Deemed distributions on defaulted loans	(193,048)	(191,199)
Pending distributions	(118,150)	0

Net assets available for benefits per Form 5500	$437,155,713	$373,688,945

The Manitowoc Company, Inc. 401(k) Retirement Plan

Notes to Financial Statements

Note 9                                                            Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2012 and 2011, to Form 5500:

	2012	2011

Net increase (decrease) in net assets available for benefits per the financial statements	$63,586,767	$(37,600,044)
Deemed distributions on defaulted loans	(1,849)	(4,247)
Pending distributions	(118,150)	0

Change in net assets per Form 5500	$63,466,768	$(37,604,291)

Note 10                                                     Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11                                                     Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2012, the submission is still outstanding.

Supplemental Schedule

The Manitowoc Company, Inc. 401(k) Retirement Plan

Plan’s EIN #39-0448110  Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant Loans*	4.25% to 9.25% notes, maturing through December 2017	$0	$6,626,688

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 26th day of June, 2013.

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

/s/ Glen E. Tellock
Glen E. Tellock
Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl Laurino
Senior Vice President and Chief Financial Officer

/s/ Thomas Musial
Thomas Musial
Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X